Enterprise Products Partners L.P.

1100 Louisiana, 10th Floor

Houston, Texas 77002

January 18, 2007

Ms. April Sifford

Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Enterprise Products Partners L.P. (the “Company”)
Annual Report on Form 10-K (the “Filing”)
Filed February 27, 2006
File No. 1-14323

Dear Ms. Sifford:

In connection with our response letter dated December 22, 2006 to the Securities and Exchange Commission (the “Commission”) regarding a letter from the staff of the Commission dated December 18, 2006 related to the Filing, we acknowledge that:

▪	the Company is responsible for the adequacy and accuracy of disclosures in the Filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (713) 381-6545 or Michael Hanson at (713) 381-6864. In addition, please send us a letter stating that the comment noted in the Commission’s letter dated December 18, 2006 has been cleared by the staff.

Regards,

/s/ Michael J. Knesek
Michael J. Knesek

cc:	Michael A. Creel
Richard H. Bachmann
Sandy Eisen (United States Securities and Exchange Commission)